Free Writing Prospectus dated September 10, 2020

(to Prospectus dated June 25, 2019 and

Preliminary Prospectus Supplement dated September 10, 2020)

Filed pursuant to Rule 433

Registration Statement No. 333-232333

PRICING TERM SHEET

U.S.$800,000,000 1.125% FIXED RATE SENIOR PREFERRED NOTES DUE 2025

(the “Fixed Rate Notes due 2025”)

This Free Writing Prospectus relates only to the Fixed Rate Notes due 2025 described below and should only be read together with the preliminary prospectus supplement dated September 10, 2020 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated June 25, 2019 relating to these notes (the “Prospectus”). Terms and expressions used but not defined herein shall have the same meanings as defined in the Preliminary Prospectus Supplement or Prospectus, as applicable.

Concurrently with the offering of the Fixed Rate Notes due 2025, the Issuer is also offering U.S.$1,200,000,000 aggregate principal amount of 0.875% Fixed Rate Senior Preferred Notes due 2023 (the “Fixed Rate Notes due 2023”). The Fixed Rate Notes due 2023 and the Fixed Rate Notes due 2025 constitute separate series of notes issued under the Indenture. The settlement of the issuance of the Fixed Rate Notes due 2023 and the Fixed Rate Notes due 2025 is expected to occur simultaneously.

Issuer:	Banco Bilbao Vizcaya Argentaria, S.A.

Expected Issue Ratings: *	A3 Moody’s / A- S&P / A- Fitch

Issuer Ratings: *	A3 (stable) Moody’s / A- (negative) S&P / BBB+ (stable) Fitch

Status:	Senior Preferred

Principal Amount:	U.S. $800,000,000

Form of Issuance:	SEC Registered

Pricing Date:	September 10, 2020

Settlement Date: **	September 18, 2020 (T+6)

Maturity Date:	September 18, 2025

CUSIP / ISIN:	05946K AJ0 / US05946KAJ07

Benchmark Treasury:	T 0.250% due August 31, 2025

Benchmark Treasury Yield:	0.267%

Spread to Benchmark Treasury:	UST+ 100 bps

Re-offer Yield:	1.267%

Coupon:	1.125%

Price to Public:	99.314%

Underwriting Discount:	0.250%

Proceeds to Issuer (before Expenses):	99.064% (U.S.$792,512,000)

Interest Payment Dates:	Semi-annually in arrears on September 18 and March 18 of each year, beginning March 18, 2021

Day Count Fraction / Business Day Convention:	30/360 (following business day, unadjusted)

Business Days:	New York City, London and Madrid

Minimum Denominations / Multiples:	Minimum denominations of U.S.$200,000 and multiples of U.S.$200,000 in excess thereof

Expected Listing:	New York Stock Exchange

Trustee and Principal Paying Agent:	The Bank of New York Mellon, London Branch

Redemption Provisions:

Tax Call: All or part at 100% of principal and accrued but unpaid interest

Listing Call: All but not less than all at 100% of principal and accrued but unpaid interest

Eligible Liabilities Event Call: All but not less than all at 100% of principal and accrued but unpaid interest

Governing Law:	New York law, except that certain provisions related to the status and ranking of the Fixed Rate Notes due 2025, the waiver of the right of set-off and the agreement by holders with respect to the exercise and effects of the Spanish Bail-in Power shall be governed by and construed in accordance with the common laws of Spain. See “Certain Terms of the Notes—Governing Law” in the Preliminary Prospectus Supplement.

Submission to Jurisdiction:	Any state or U.S. federal court located in the Borough of Manhattan, the City of New York, New York, except that the Spanish courts have exclusive jurisdiction in respect of a Bail-in Dispute. See “Certain Terms of the Notes—Submission to Jurisdiction” in the Preliminary Prospectus Supplement.

U.S. Federal Income Tax Considerations:	See the section of the Prospectus entitled “U.S. Tax Considerations” for a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the Fixed Rate Notes due 2025 to the U.S. holders described therein.

Spanish Tax Considerations:

Exemption from Spanish withholding tax applies subject to compliance with certain Spanish tax requirements, including the timely provision by the paying agent of a duly executed and completed Payment Statement.

If the paying agent fails to deliver a duly executed and completed Payment Statement on a timely basis, the related payment will be subject to Spanish withholding tax. If this occurs, the Issuer will not pay additional amounts and holders will have to apply directly to the Spanish tax authorities for any refund to which they may be entitled. See “Certain Terms of the Notes—Maintenance of Tax Procedures” and “Spanish Tax Considerations” in the Preliminary Prospectus Supplement.

Substitution and Modification and Agreement with Respect Thereto:

If an Eligible Liabilities Event occurs and is continuing with respect to the Fixed Rate Notes due 2025, including as a result of any change in law or regulation or the application or official interpretation thereof, the Issuer may, under certain circumstances and without the consent or approval of the holders or beneficial owners of such Fixed Rate Notes due 2025, substitute all (but not less than all) of such Fixed Rate Notes due 2025 or modify the terms of all (but not less than all) of such Fixed Rate Notes due 2025, so that such Fixed Rate Notes due 2025 are substituted by, or their terms are modified to, become again, or remain, Qualifying Securities. See “Certain Terms of the Notes—Substitution and Modification” in the Preliminary Prospectus Supplement.

By its acquisition of any Fixed Rate Notes due 2025 or any beneficial interest therein, each holder and beneficial owner of any Fixed Rate Notes due 2025, (i) acknowledges, accepts, consents to and agrees to be bound by the substitution of or modification to the terms of the Fixed Rate Notes due 2025 as set forth above and to grant to the Issuer and the Trustee full power and authority to take any action and/or to execute and deliver any document in the name and/or on behalf of such holder or beneficial owner, as the case may be, which is necessary or convenient to complete the substitution of or modification to the terms of the Fixed Rate Notes due 2025, as applicable; and (ii) to the extent permitted by the Trust Indenture Act, waives any and all claims, in law and/or in equity, against the Trustee and/or the Issuer for, agrees not to initiate a suit against the Trustee and/or the Issuer in respect of, and agrees that neither the Trustee nor the Issuer shall be liable for, any action that the Trustee or the Issuer takes, or abstains from taking, in either case in connection with the substitution of or modification to the terms of the Fixed Rate Notes due 2025 upon the occurrence of an Eligible Liabilities Event.

Agreement with Respect to Exercise of Spanish Bail-In Power:	By its acquisition of any Fixed Rate Notes due 2025, each holder (including each holder of a beneficial interest in the securities) acknowledges, accepts, consents to and agrees to be bound by (i) the exercise and effects of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority and (ii) the variation of the terms of the Fixed Rate Notes due 2025, or the rights of the holders thereunder or under the Indenture, as deemed necessary by the Relevant Spanish Resolution Authority, to give effect to the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority. See “Certain Terms of the Notes—Agreement with Respect to the Exercise of the Spanish Bail-in Power” in the Preliminary Prospectus Supplement.

Status and Ranking:	The Fixed Rate Notes due 2025 rank (i) junior to any (a) privileged claims (créditos privilegiados) (which shall include, among other claims, any claims in respect of deposits for the purposes of Additional Provision 14.1 of Law 11/2015), and (b) claims against the insolvency estate (créditos contra la masa); (ii) pari passu without any preference or priority among themselves and with all other Senior Preferred Obligations; and (iii) senior to (a) any Senior Non-Preferred Obligations, and (b) all subordinated obligations of, or claims against, the Issuer (créditos subordinados), present and future, such that any claim for principal in respect of the Notes will be satisfied, as appropriate, only to the extent that all claims ranking senior to it have first been satisfied in full, and then pro rata with any claims ranking pari passu with it, in each case as provided herein. See “Certain Terms of the Notes—Ranking” in the Preliminary Prospectus Supplement for material information on the status and ranking of the Fixed Rate Notes due 2025.

Event of Default:	Except as set forth under “Certain Terms of the Notes—Events of Default” in the Preliminary Prospectus Supplement, “Event of Default”, wherever used with respect to the 2025 Fixed Rate Notes, means that an order shall have been made by any competent court commencing insolvency proceedings (procedimiento concursal) against the Issuer or an order of any competent court or administrative agency shall have been made or a resolution shall have been passed by the Issuer for the dissolution or winding up of the Issuer. There are no other Events of Default under the 2025 Fixed Rate Notes.

Additional Selling Restriction:

People’s Republic of China (“PRC”)

No Fixed Rate Notes due 2025 may be offered or sold, directly or indirectly, and neither the prospectus supplement nor any advertisement or other offering material may be distributed or published, in the PRC, except under circumstances that will result in compliance with any applicable laws and regulations. The prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the PRC to any person to whom it is unlawful to make the offer or solicitation in the PRC.

Investors in the PRC are responsible for obtaining all relevant government regulatory approvals/licenses, verification and/or registrations themselves, including, but not limited to, those which may be required by the China Securities Regulatory Commission, the State Administration of Foreign Exchange and/or the China Banking Regulatory Commission, and complying with all relevant PRC laws and regulations, including, but not limited to, all relevant foreign exchange regulations and/or securities investment regulations.

For information on other selling restrictions, see “Underwriting (Conflicts of Interest)—Selling Restrictions” in the Preliminary Prospectus Supplement.

Use of Proceeds:	General corporate purposes

Joint Bookrunners:	BBVA Securities Inc.*** BofA Securities, Inc. Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

*

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Fixed Rate Notes due 2025. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

**

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Fixed Rate Notes due 2025 prior to the delivery of the Fixed Rate Notes due 2025 will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

***

BBVA Securities Inc., which is participating in this offering as a Joint Bookrunner, is a wholly-owned subsidiary of BBVA. The offering is being conducted pursuant to FINRA Rule 5121. See “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the Preliminary Prospectus Supplement and the Prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and Preliminary Prospectus Supplement from BBVA Securities Inc. by calling toll free +1-800-422-8692, BofA Securities, Inc. by calling toll free +1-800-294-1322, Credit Agricole Securities (USA) Inc. by calling toll free +1-800-807-6030, Credit Suisse Securities (USA) LLC by calling toll free +1-800-221-1037, J.P. Morgan Securities LLC by calling collect +1-212-834-4533, Morgan Stanley & Co. LLC by calling toll free +1-866-718-1649 or Wells Fargo Securities, LLC by calling toll free +1-800-645-3751.